March 20, 2006
VIA EDGAR, FAX AND FEDERAL EXPRESS
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington D. C. 20549

Re:	Emulex Corporation (File No. 001-31353) Form 10-K for the fiscal year ended July 3, 2005 Form 10-Q for the fiscal quarters ended October 2, 2005 and January 1, 2006
Dear Mr. Krikorian:
     On behalf of Emulex Corporation (the “Company” or “Emulex”), I am responding to your letter dated February 21, 2006 relating to the above-referenced annual and quarterly reports. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter, a copy of which is enclosed.
Form 10-K for Fiscal Year Ended July 3, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2005 versus Fiscal 2004
Net Revenues, page 30
1.	Comment:

Your net revenues discussion for fiscal year 2005 versus 2004 and fiscal year 2004 versus 2003 states that you believe net revenues are being generated primarily as a result of your product certifications and qualifications with OEM customers. Explain the significance of such certifications and qualifications. In addition, explain whether you consider such certifications and qualifications key indicators of financial condition and operating performance as addressed in SEC Release 33-8350, Section III.B.1.

Response:

The Company’s products are primarily integrated into products developed or marketed by its Original Equipment Manufacturer, or OEM, customers as part of storage area network, or SAN, installations. Therefore, it is important that the Company’s products be certified and qualified as compatible with its OEM customers’ products so that end users of the products can be confident that the entire SAN will operate. The certifications and qualifications are the result of technical evaluations and tests of the Company’s products. Furthermore, when end users expand the capabilities of their SANs at some point in the future, they will again look to these certifications and qualifications to purchase equipment, which they may acquire from the OEM or from one of our distributors. Accordingly, these OEM certifications and qualifications help generate revenue from distributors, as well as OEMs.

As discussed in SEC Release 33-8350, Section III.B.1, companies should “identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” The Company believes that it has identified the quantitative key indicators of financial performance in the tables presented in Item 7 of the referenced filings, which disclose revenue by product lines, revenue by major customers, revenue by distribution channel, and revenue by major geographical areas. Additionally, it is the Company’s belief that product certifications and qualifications are a key qualitative performance indicator of net revenues, and thus were mentioned in the net revenues year-to-year comparison on page 30. However, the Company does not believe that there exist any additional key performance indicators available to the Company which would further quantify the impact of the product certifications and qualifications from year-to-year other than those listed above and disclosed in the referenced filing.

2.	Comment:

We note your disclosure on page 10 which states, “The markets for our products are highly competitive and are characterized by rapid technological advances, price erosion, frequent new product introductions and evolving industry standards.” If your increase in revenue from fiscal year 2003 to 2004 or 2004 to 2005 was the result of such various factors, tell us your consideration for disclosing the quantification and analysis of such factors. See Regulation S-K, Item 303 (a) (3) (iii) and Section III.B.4 of SEC Release 33-8350.

Response:

We have considered your comment regarding the risk factor disclosed on page 10 and believe we have complied with Regulation S-K, Item 303(a)(3)(iii) which states “to the extent the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.” The Company’s has in excess of 100 individual products including a number of Application Specific Integrated Circuits, or ASICs, switches and Host Bus Adapters, or HBAs, which have diverse selling prices. Given the number of individual models, users of our financial statements would be overwhelmed by a product by product price and volume analysis. Consequently, the Company has tended to provide more qualitative, rather than quantitative, disclosures related to changes in revenue.

The increase in our revenues has been driven primarily by volume on existing products and the introduction of new products, not by increase in price. In fact, the Company has historically experienced decreases in selling price over time. The Company believes it has complied with the requirement of Item 303(a)(3)(iii) in its discussion of net revenue increases and table information presented in several instances.

For example, in the first sentence after the table on revenues by Product Line, we state “We believe that our net revenues from our Fibre Channel products are being generated primarily as a result of our product certifications and qualifications with OEM customers, which generate both direct OEM sales and indirect sales through distribution.” This statement is an indication of product volume sold.

Also in the narrative following the table on net revenues by sales channel, we state “We believe that our net revenues are being generated primarily as a result of product certifications and qualifications with our existing and new OEM customers, which take product both directly and through distribution.” The use of the phrase “new OEM customers” indicates that the increase is a result of product volumes with new customers. Further, the statement that the increase is a result of product qualifications indicates to the reader the introduction of new products as well.

Additionally, in the narrative following the Net Domestic and International table reconciliation of net revenues, we made the statement “We believe the increases in domestic and international net revenues were principally a function of the overall size of the market for Fibre Channel products and increased market acceptance of our Fibre Channel products. We believe the increase in international net revenues at a much higher rate than domestic net revenues is due to the continued increase in market acceptance of Fibre Channel products outside of the United States.” Again, these statements indicate to the reader that our increases in net revenues are the result of product volume and new products.

Although the Company believes the items it has quantified and analyzed regarding its revenues, product mix and geographical locations are the key indicators of the Company’s financial condition and operating performance in accordance with Regulation S-K, Item 303(a)(3)(iii) and Section III.B.4 of SEC Release 33-8350, in future filings the Company will attempt to improve the disclosures concerning price and volume changes and provide quantification when available and appropriate.
Item 9A. Controls and Procedures, page 43
3.	Comment:

We note your Chief Executive and Chief Financial Officers concluded your disclosure controls and procedures are “effective to ensure that we are able to record, process, summarize and report the information we are required to disclose in the reports we file with the SEC within the required time periods” here and in your Form 10-Qs for the quarterly periods ended October 2, 2005 and January 1, 2006. Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b) (2) (e).

Response:

The disclosure made in Item 9A of the referenced filings was not intended to limit or otherwise modify the conclusion that the Company’s controls and procedures are effective. The Company hereby confirms that the Chief Executive and Chief Financial Officers of the Company concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to the Company’s management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. In future filings, the Company will clarify the language in Item 9A to be consistent with this response.
Consolidated Statement of Operations, page 54
4.	Comment:

We note you classify the amortization of technology as operating expense based on your disclosure on page 33. Tell us your consideration for classifying the amortization of such intangible assets as cost of sales. In this respect, we note your disclosure with respect to acquired technologies from the acquisition of Vixel Corporation which indicates you estimated the present value of cash flows generated by the products to which the technologies are associated. Therefore, as part of your response, tell us whether your products include the technologies that you are amortizing.

Response:

The Company has selected a policy of amortizing technology purchased in a business combination as a separate line item within operating expenses on the statement of operations. The Company considered what it believed to be potentially relevant guidance in making this policy election, including SFAS No. 142, SFAS 86 Q&A No. 17, or Q&A 17, and SAB Topic 11B.

Q&A 17 directs software companies to classify the amortization of capitalized software in cost of sales. Capitalized software is often the largest cost component of a software product given the high cost of developing a software product and the low cost of delivering it to a customer. In contrast, the major cost components of our products are raw materials, labor and overhead, not software costs. Additionally, the technology we purchased in the Vixel acquisition was primarily related to Fibre Channel storage switching hardware products, not software. As a result, we did not find Q&A 17 directly on point.

In making our policy election we relied on SFAS No. 142, which directly applies to intangible assets acquired in a business combination. Paragraph 42 of SFAS No. 142 states, “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” Using this guidance, the Company made a policy election, as allowed by SFAS No. 142, to present amortization expense as a separate line item within operating expenses. The

Company determined this to be an acceptable policy given that we purchased hardware technology and were unable to find any guidance which specifically stated where to present the amortization expense associated with intangible assets acquired in a business combination, other than the guidance in SFAS 142 discussed above. Another item of support that the Company looked to in classifying the amortization expense as a separate line item is contained within the SEC Staff Accounting Bulletin Topic 11, item B. This Topic describes a factual situation whereby a company has chosen to exclude depreciation and depletion from cost of sales in its income statement. As the Company considers amortization of intangible assets to be analogous to depreciation of fixed assets, the Company believes this guidance supports the exclusion of the amortization expense from cost of sales in the income statement.

The question associated with this factual situation is how the exclusion of the depreciation from cost of sales should be disclosed in the financial statements. The interpretive response indicates “if cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: “Cost of goods sold (exclusive of items shown separately below)” or “Cost of goods sold (exclusive of depreciation shown separately below).” To avoid placing undue emphasis on “cash flow,” depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.”

The Company again notes that this authoritative guidance provides the option of presenting the amortization expense as a separate line item so as not to provide a figure for income before depreciation. As the Company has included the amortization expense within the operating expenses and not presented the expense in such a manner as to report a figure for income before depreciation (and amortization), the Company believes it is justified in its current presentation within the income statement. For future filings, the Company would propose adding the clarifying language “exclusive of intangible amortization shown separately below” after the cost of sales description within the income statement. Additionally, the Company proposes including in the footnotes to the financial statements the amount of amortization expense related to technology assets separately and where the amortization expense is classified within the Statement of Operations.

The Company confirms that its products include the intangible assets related to core technology and patents which are being amortized in the income statement.

Form 8-K’s filed August 11, 2005, October 27, 2005 and January 26, 2006
5.	Comment:

We note your use of non-GAAP financial measures. Please address the following with respect to such measures.
•	We note you provide non-GAAP condensed consolidated statements of income. We further note that your filings include discussions of non-GAAP gross margins, operating margins, diluted earnings per share, etc. However, you only provide a reconciliation of GAAP net income to non-GAAP net income. Tell us your consideration for reconciling each non-GAAP financial measure to its most directly comparable financial measure calculated and presented in accordance with GAAP pursuant to Regulation G.

•	Demonstrate the usefulness of each non-GAAP measure in assessing performance when these items are a result of your operations and have contributed to your performance. Refer to Question 8, Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management uses each non-GAAP measure to conduct or evaluate your business.

•	If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Response:

Within each of the 8-Ks referenced, the Company has provided a Reconciliation of GAAP Net Income to Non-GAAP Net Income, which lists for each period presented all adjustments made to the GAAP income statement. This allows the user of the financial statements to clearly and concisely see reconciling items and the varying impact they had on the periods presented. For each non-GAAP adjustment contained within the Company’s Reconciliation of GAAP Net Income to Non-GAAP Net Income, the Company has included the line item on the income statement impacted by the adjustment. It is the Company’s belief that this provides the reconciliation from each non-GAAP financial measure to its most directly comparable financial measure calculated and presented in accordance with GAAP pursuant to Regulation G, as it lists the reconciling items from non-GAAP gross margins or operating margins to GAAP gross margins or operating margins.

The Company has carefully considered each of the reconciling items in the non-GAAP presentations included in the above referenced Form 8-Ks and does assess performance of these items in measuring results from operations.

One non-GAAP adjustment relates to the partial recovery of prior excess and obsolete inventory charges, resulting from the sale of previously impaired inventory. The Company routinely analyzes inventory to ensure that inventory is held at the lower of cost or market. In the course of one of these analyses, announcements made and forecasts received from some of the Company’s customers indicated deteriorating demand for the Company’s one gigabit per second products as these customers were expected to migrate to two gigabit per second products for future purchases. This analysis resulted in an inventory impairment charge for excess and obsolete inventory in September 2001 of $13 million. Subsequently, the Company was able to sell some of this previously impaired inventory. To prevent the sale of this product from misleading management and other users of the financials statements by presenting a lower cost of goods sold and higher gross margin, due to the previous impairment, than would be normal and expected to continue, this item is shown as an adjustment that is excluded by the Company primarily due to the fact that it is not expected to recur.

The Company believes that excluding from net income the partial recovery of inventory related adjustments required by GAAP for obsolete inventory items provides useful information to investors as to expected results and provides a more reliable and direct relationship of net income as a percentage of revenues. In addition, the Company believes that exclusion of these items from net income provide investors a clearer picture of period-to-period trends affecting the Company’s business. It should also be noted that the Company has historically included in the discussion on cost of sales and operating margins in Management’s Discussion and Analysis the impact of the excess and obsolete inventory charges and subsequent recoveries adjusted in the non-GAAP analysis.

Another non-GAAP adjustment has been the amortization of intangibles and the impairment of goodwill. The impairment of goodwill and subsequent write-off of all goodwill leads the Company to believe that absent any future events and transactions resulting in goodwill, there will not be another goodwill write-off. The intangibles acquired in previous business combinations have relatively short useful lives and will be fully amortized within a short period of time. This amortization expense will not be incurred indefinitely into the future and is a result of a business acquisition. The Company believes that excluding the write-off of goodwill and the amortization expense of intangible assets related to prior acquisitions provides both management and investors a clearer indication as to past and expected future results. As with the non-GAAP inventory adjustments above, the Company has historically addressed the impact of the write-off of goodwill and amortization charges in the year-to-year analysis of the results of net income.

An additional non-GAAP adjustment is the expense associated with the adoption of SFAS 123R, “Share Based Compensation.” As the Company is one of the first required adopters of this Statement, the Company believes investors are better able to compare the Company’s results to those of its competitors and other industry participants if they are provided operating results and net income both with and without the related expenses included since the majority of the Company’s competitors and other industry participants have not been required to adopt the Statement. Therefore, the Company has included in the non-GAAP reconciliation the share based compensation expense.

The other non-GAAP adjustments are the gains and/or losses on extinguishment of debt and the costs associated with settling shareholder lawsuits and any subsequent recovery associated with the shareholder lawsuits. Once again the Company does not anticipate nor does it manage and analyze its results by including these types of non-recurring transactions in its historical analysis.

As with the other items discussed above, the Company believes there exists substantive, economic reasons to exclude the amounts associated with shareholder lawsuits (including the related interest income) and gains and/or losses from repurchase of convertible debt which result in more useful information to investors. Again, these items have an impact on net income that are not attributable to the changes in revenues and by excluding such items, the Company believes it is providing investors with amounts that are more representative of ongoing operating activities, as well as consistent with the financial view used internally by management.

Finally, while the Company believes that it has overcome the burden of demonstrating the usefulness of each non-GAAP measure, the Company intends to provide more information in future Form 8-K filings including statements indicating that management uses the non-GAAP measure(s) to conduct or evaluate the business, the economic substance behind management’s decision to use such measure(s), the material limitations associated with the use of the non-GAAP financial measure(s), the manner in which management compensates for these limitations when using the non-GAAP financial measure(s) and the substantive reasons why management believes the non-GAAP financial measure(s) provide useful information to investors.
Company Acknowledgment
     In accordance with the Staff’s request, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings in question, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United State.
     Please do not hesitate to call me if you have any further comments or questions regarding this response.

Very truly yours, Emulex Corporation
By:	/s/ Michael J. Rockenbach
Michael J. Rockenbach, Chief Financial Officer

cc:	Christopher White, Staff Accountant Paul F. Folino Randall Wick Natalie Smith Mark Clemens Robert M. Steinberg